UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 October 2006
Number 27/06

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2006

BHP Billiton today released its production report for the quarter ended 30 September 2006. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share.

  Record quarterly production of aluminium from continuing operations.

  Iron ore production in line with the record production in the June 2006 quarter (excluding the Goldsworthy (Australia) suspension).

  Record quarterly production of manganese ore in response to stronger customer demand.

  Record quarterly production was achieved at Mozal (Mozambique), GEMCO (Australia), Zamzama (Pakistan), Paranam (Suriname) and Bayside (South Africa).

  Copper production negatively impacted by an industrial stoppage at Escondida (Chile).

	SEPT	SEPT Q06	SEPT Q06
	2006	vs	vs
PETROLEUM	QTR	SEPT Q05	JUNE Q06
Crude Oil & Condensate and Natural Gas Liquid ('000 bbl)	15,216	-2%	4%
Natural Gas (bcf)	91.83	-6%	-7%
Total Petroleum Products (million boe)	30.52	-4%	-2%

Total Petroleum Production - Production was in line with both comparative periods.

Crude Oil, Condensate and Natural Gas Liquid - Production from continuing operations was higher than the previous quarter. Successful infill drilling at North West Shelf (Australia) and Bass Strait (Australia) and reduced downtime at North West Shelf increased production during the quarter. This was partly offset by planned maintenance at Liverpool Bay (UK) and cessation of production from Typhoon / Boris (USA) in September 2005.

Natural Gas - Scheduled and unscheduled maintenance in the UK and lower customer demand in Australia contributed to reduced production for the period. Record quarterly production was achieved at Zamzama in response to strong demand. Typhoon / Boris and the Moranbah Coal Bed Methane (Australia) operations have been sold and consequently production will be impacted in future periods.

	SEPT	SEPT Q06	SEPT Q06
	2006	vs	vs
ALUMINIUM	QTR	SEPT Q05	JUNE Q06
Alumina ('000 tonnes)	1,078	5%	1%
Aluminium ('000 tonnes)	337	1%	-2%

Alumina - Production for the quarter ended September 2006 was higher than the September 2005 quarter. Ramp up of the Worsley Development Capital Project (Australia) and record production at Paranam contributed to the increased result. Stockpiled hydrate from the calciner outages at Alumar (Brazil) and Worsley decreased the current quarter's production.

Aluminium - Quarterly production from continuing operations (excluding Valesul (Brazil)) was an all time record. Mozal, Bayside and Hillside (South Africa) continued to deliver strong production. Mozal and Bayside achieved quarterly production records and Hillside production equalled the previous record results in the December 2005 and June 2006 quarters.

	SEPT	SEPT Q06	SEPT Q06
	2006	vs	vs
BASE METALS	QTR	SEPT Q05	JUNE Q06
Copper ('000 tonnes)	249.9	-19%	-20%
Silver ('000 ounces)	7,349	-35%	-23%
Lead (tonnes)	48,977	-25%	-12%
Zinc (tonnes)	24,011	-18%	-13%
Uranium Oxide Concentrate (Uranium) (tonnes)	793	-27%	-8%

Copper - Production during the quarter was positively impacted by the successful commencement of the Sulphide Leach Project at Escondida (Chile) and strong production at Cerro Colorado (Chile). Production for the quarter was impacted by scheduled maintenance at Olympic Dam (Australia), strike action at Escondida and the sale of Tintaya (Peru) in June 2006.

Silver / Lead - Production was in line with expectations, as we continue to progress the rehabilitation of ground support at Cannington (Australia).

Zinc - In addition to the temporary partial closure at Cannington, production for the quarter was impacted by lower head grades at Cannington and Antamina (Peru).

Uranium - Planned maintenance at the Olympic Dam smelter also impacted uranium production for the quarter.

	SEPT	SEPT Q06	SEPT Q06
	2006	vs	vs
CARBON STEEL MATERIALS	QTR	SEPT Q05	JUNE Q06
Iron ore ('000 tonnes)	25,003	5%	-4%
Metallurgical Coal ('000 tonnes)	9,247	3%	0%
Manganese Ore ('000 tonnes)	1,509	9%	9%
Manganese Alloy ('000 tonnes)	153	10%	-13%

Iron Ore - September 2006 quarterly production was in line with the record June 2006 quarter (excluding Goldsworthy). The ramp up of the Rapid Growth Project 2 (Australia), completed in June 2006, contributed to this strong result. Tie-in activity for Rapid Growth Project 3 (Australia), including the Goldsworthy suspension, contributed to lower overall production. Tie-in activity is expected to continue for the remainder of the year.

Metallurgical Coal - Metallurgical coal production was in line with previous periods reflecting increased product differentiation in the market.

Manganese Ore - Record quarterly production was achieved at GEMCO in response to stronger customer demand.

Manganese Alloy - Production for the quarter was impacted by scheduled maintenance.

	SEPT	SEPT Q06	SEPT Q06
	2006	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	QTR	SEPT Q05	JUNE Q06
Diamonds ('000 carats)	487	-43%	-16%
Fertiliser ('000 tonnes)	84.3	-66%	-40%

Diamonds - The volume of ore processed at Ekati (Canada) was four percent higher than the September 2005 quarter. As Ekati transitions from open pit mining to predominantly underground mining the mix of ore processed will change from time to time. This has led to a reduced number of higher value carats recovered during the quarter.

Fertiliser - The fertiliser business was sold effective 1 August 2006.

	SEPT	SEPT Q06	SEPT Q06
	2006	vs	vs
ENERGY COAL	QTR	SEPT Q05	JUNE Q06
Energy Coal ('000 tonnes)	21,782	-9%	0%

Energy Coal - Production for the September 2006 quarter was in line with the June 2006 quarter. Production at Ingwe (South Africa) was two percent higher than the previous quarter despite unfavourable geological conditions and higher strip ratios. The Australian operations had their highest quarterly production since the record quarter in June 2005. Scheduled maintenance and challenging geological conditions at New Mexico Coal (USA) had a negative impact on production.

	SEPT	SEPT Q06	SEPT Q06
	2006	vs	vs
STAINLESS STEEL MATERIALS	QTR	SEPT Q05	JUNE Q06
Nickel ('000 tonnes)	44.5	1%	7%

Nickel - Production for the September 2006 quarter was higher than the June 2006 quarter. The previous quarter was impacted by tie-in activity related to the expansion at Yabulu (Australia).

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
 Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor & Media Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel: SA +27 11 376 2121 or UK +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			QUARTER ENDED		% CHANGE
							SEPT Q06	SEPT Q06
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2005	2006	2006	2006	2005	SEPT Q05	JUNE Q06
PETROLEUM
Crude oil & condensate	('000 bbl)	12,234	11,551	12,091	12,091	12,234	-1%	5%
Natural gas	(bcf)	97.65	98.59	91.83	91.83	97.65	-6%	-7%
Natural gas liquid	('000 bbl)	3,245	3,063	3,125	3,125	3,245	-4%	2%
Total Petroleum Products	(million boe)	31.75	31.04	30.52	30.52	31.75	-4%	-2%

ALUMINIUM
Alumina	('000 tonnes)	1,028	1,072	1,078	1,078	1,028	5%	1%
Aluminium	('000 tonnes)	334	344	337	337	334	1%	-2%

BASE METALS
Copper	('000 tonnes)	308.9	311.7	249.9	249.9	308.9	-19%	-20%
Lead	(tonnes)	64,873	55,507	48,977	48,977	64,873	-25%	-12%
Zinc	(tonnes)	29,147	27,564	24,011	24,011	29,147	-18%	-13%
Gold	(ounces)	53,666	56,161	41,160	41,160	53,666	-23%	-27%
Silver	('000 ounces)	11,362	9,593	7,349	7,349	11,362	-35%	-23%
Uranium oxide concentrate	(tonnes)	1,088	865	793	793	1,088	-27%	-8%
Molybdenum	(tonnes)	573	538	719	719	573	25%	34%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	23,848	26,115	25,003	25,003	23,848	5%	-4%
Metallurgical coal	('000 tonnes)	8,986	9,224	9,247	9,247	8,986	3%	0%
Manganese ore	('000 tonnes)	1,387	1,389	1,509	1,509	1,387	9%	9%
Manganese alloy	('000 tonnes)	139	175	153	153	139	10%	-13%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	852	583	487	487	852	-43%	-16%
Fertiliser	('000 tonnes)	244.9	141.3	84.3	84.3	244.9	-66%	-40%

ENERGY COAL
Energy coal	('000 tonnes)	24,010	21,787	21,782	21,782	24,010	-9%	0%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	44.1	41.6	44.5	44.5	44.1	1%	7%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
							QUARTER ENDED
	BHP Billiton	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	Interest	2005	2005	2006	2006	2006	2006	2005
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	12,234	11,202	10,886	11,551	12,091	12,091	12,234
Natural gas	(bcf)	97.65	86.35	77.85	98.59	91.83	91.83	97.65
NGL (a)	('000 bbl)	3,245	2,672	2,448	3,063	3,125	3,125	3,245
Total Petroleum Products	(million boe)	31.75	28.26	26.31	31.04	30.52	30.52	31.75

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	689	663	717	694	704	704	689
Suriname	45%	227	219	228	247	253	253	227
Alumar	36%	112	130	130	131	121	121	112
Total		1,028	1,012	1,075	1,072	1,078	1,078	1,028

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	172	177	174	177	177	177	172
Bayside	100%	41	46	46	46	49	49	41
Alumar	46.3%	45	45	44	44	44	44	45
Valesul (b)	45.5%	11	10	11	11	-	-	11
Mozal	47%	65	66	65	66	67	67	65
Total		334	344	340	344	337	337	334

BASE METALS (c)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	168.6	169.0	168.2	165.2	129.7	129.7	168.6
Antamina	33.8%	27.9	34.3	32.9	29.1	29.0	29.0	27.9
Tintaya (d)	100%	17.3	18.1	16.2	12.9	-	-	17.3
Total		213.8	221.4	217.3	207.2	158.7	158.7	213.8

Cathode ('000 tonnes)
Escondida	57.5%	19.6	20.0	15.4	11.7	17.5	17.5	19.6
Cerro Colorado	100%	14.5	21.5	28.1	30.0	30.0	30.0	14.5
Tintaya (d)	100%	9.7	9.9	9.1	6.1	-	-	9.7
Pinto Valley	100%	2.2	2.1	2.1	2.1	2.1	2.1	2.2
Olympic Dam	100%	49.1	53.5	47.1	54.6	41.6	41.6	49.1
Total		95.1	107.0	101.8	104.5	91.2	91.2	95.1

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	64,873	77,187	68,754	55,507	48,977	48,977	64,873
Total		64,873	77,187	68,754	55,507	48,977	48,977	64,873

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	14,188	18,780	20,885	14,926	10,426	10,426	14,188
Antamina	33.8%	14,959	5,148	7,534	12,638	13,585	13,585	14,959
Total		29,147	23,928	28,419	27,564	24,011	24,011	29,147

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	19,194	19,200	17,877	23,567	17,049	17,049	19,194
Tintaya (d)	100%	8,048	8,200	8,032	4,958	-	-	8,048
Olympic Dam (refined gold)	100%	26,424	27,300	26,186	27,636	24,111	24,111	26,424
Total		53,666	54,700	52,095	56,161	41,160	41,160	53,666

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	795	945	714	925	724	724	795
Antamina	33.8%	642	859	865	808	713	713	642
Tintaya (d)	100%	167	168	138	119	-	-	167
Cannington	100%	9,579	11,672	9,693	7,503	5,714	5,714	9,579
Olympic Dam (refined silver)	100%	179	222	245	238	198	198	179
Total		11,362	13,866	11,655	9,593	7,349	7,349	11,362

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,088	1,070	913	865	793	793	1,088
Total		1,088	1,070	913	865	793	793	1,088

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	573	772	632	538	719	719	573
Total		573	772	632	538	719	719	573

CARBON STEEL MATERIALS
IRON ORE (e)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,234	6,166	5,884	6,490	7,394	7,394	6,234
Goldsworthy Joint Venture	85%	1,393	1,669	1,371	1,808	806	806	1,393
Area C Joint Venture	85%	4,286	4,969	3,332	5,401	4,821	4,821	4,286
Yandi Joint Venture	85%	8,409	8,372	8,561	8,854	8,504	8,504	8,409
Jimblebar (f)	85%	1,645	1,569	1,549	1,607	1,490	1,490	1,645
Samarco	50%	1,881	1,865	1,802	1,955	1,988	1,988	1,881
Total		23,848	24,610	22,499	26,115	25,003	25,003	23,848

METALLURGICAL COAL (g)
Production ('000 tonnes)
BMA	50%	6,693	6,441	5,972	6,474	6,657	6,657	6,693
BHP Mitsui Coal (h)	80%	726	710	763	850	873	873	726
Illawarra	100%	1,567	1,822	1,725	1,900	1,717	1,717	1,567
Total		8,986	8,973	8,460	9,224	9,247	9,247	8,986

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (i)	60%	566	529	532	673	644	644	566
Australia (i)	60%	821	749	694	716	865	865	821
Total		1,387	1,278	1,226	1,389	1,509	1,509	1,387

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (i)	60%	79	105	119	131	93	93	79
Australia (i)	60%	60	60	54	44	60	60	60
Total		139	165	173	175	153	153	139

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	852	614	512	583	487	487	852

FERTILISER
Production ('000 tonnes)
Southern Cross Fertiliser Operations (j)	100%	244.9	252.6	222.5	141.3	84.3	84.3	244.9

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	14,549	12,940	11,605	12,854	13,151	13,151	14,549
USA	100%	4,561	4,065	2,829	3,891	3,467	3,467	4,561
Australia	100%	2,568	2,045	1,897	2,636	2,766	2,766	2,568
Colombia	33%	2,332	2,237	2,341	2,406	2,398	2,398	2,332
Total		24,010	21,287	18,672	21,787	21,782	21,782	24,010

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.8	13.0	12.9	12.8	12.7	12.7	12.8
Yabulu	100%	6.1	5.9	7.0	4.3	7.3	7.3	6.1
Nickel West	100%	25.2	30.1	20.3	24.5	24.5	24.5	25.2
Total		44.1	49.0	40.2	41.6	44.5	44.5	44.1

(a)   LPG and Ethane are now reported as Natural Gas Liquids (NGL), consistent with petroleum industry practice. Product-specific conversions will be made and NGL will be reported in barrels of oil equivalent (boe). Comparative period information has been restated.

(b)	BHP Billiton completed the sale of Valesul on 1 July 2006.
(c)	Metal production is reported on the basis of payable metal.
(d)	BHP Billiton sold Tintaya effective from June 1, 2006.
(e)	Iron ore production is reported on a wet tonnes basis.
(f)	From October 1, 2005 Jimblebar production is disclosed on an 85% saleable production basis, prior production is disclosed at 100%.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(i)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(j)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.

PRODUCTION AND SHIPMENT REPORT
						QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2005	2005	2006	2006	2006	2006	2005
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,720	3,584	3,414	3,964	3,847	3,847	3,720
Minerva	34	26	18	20	23	23	34
North West Shelf - condensate	1,370	1,405	1,263	1,091	1,350	1,350	1,370
North West Shelf - Wanaea/Cossack	1,149	979	751	1,111	1,634	1,634	1,149
Griffin	436	344	204	296	323	323	436
Pakistan	49	54	59	60	61	61	49
Typhoon/Boris (a)	306	23	-	-	-	-	306
Mad Dog	440	604	549	698	528	528	440
Other Americas (b)	123	161	68	68	78	78	123
Angostura	998	1,018	1,080	1,191	1,174	1,174	998
Liverpool Bay	1,160	1,161	1,278	1,199	931	931	1,160
Bruce/Keith	254	256	209	182	178	178	254
Ohanet	483	353	389	426	357	357	483
ROD	1,712	1,234	1,604	1,245	1,607	1,607	1,712
Total	12,234	11,202	10,886	11,551	12,091	12,091	12,234

NATURAL GAS (billion cubic feet)
Bass Strait	35.93	21.12	18.26	34.43	33.54	33.54	35.93
Minerva	10.30	8.14	5.78	6.36	7.73	7.73	10.30
North West Shelf - Domestic	3.97	3.81	3.55	4.63	3.54	3.54	3.97
North West Shelf - LNG	21.19	23.16	21.15	22.70	21.68	21.68	21.19
Griffin	0.56	0.41	0.12	0.19	0.49	0.49	0.56
Moranbah Coal Bed Methane (c)	1.65	1.73	1.75	1.86	1.12	1.12	1.65
Illawarra Coal Bed Methane	1.12	1.60	1.50	1.35	1.50	1.50	1.12
Pakistan	7.32	8.40	8.52	9.02	9.14	9.14	7.32
Typhoon/Boris (a)	0.46	0.01	-	-	-	-	0.46
Mad Dog	0.08	0.12	0.11	0.25	0.17	0.17	0.08
Other Americas (b)	1.89	1.00	1.78	2.34	2.55	2.55	1.89
Bruce/Keith	5.81	6.28	6.52	5.40	4.21	4.21	5.81
Liverpool Bay	7.37	10.57	8.81	10.06	6.16	6.16	7.37
Total	97.65	86.35	77.85	98.59	91.83	91.83	97.65

NGL ('000 barrels) (d)
Bass Strait	2,193	1,719	1,574	2,254	2,224	2,224	2,193
North West Shelf	460	465	410	349	444	444	460
Bruce/Keith	159	176	94	59	138	138	159
Ohanet	433	312	370	401	319	319	433
Total	3,245	2,672	2,448	3,063	3,125	3,125	3,245

TOTAL PETROLEUM PRODUCTS	31.75	28.26	26.31	31.04	30.52	30.52	31.75
(million barrels of oil equivalent) (e)

(a)  Typhoon/ Boris production was suspended in September 2005 following severe hurricane damage sustained to the Typhoon platform. The sale of Typhoon/ Boris, including the Littleburn field, is pending US Minerals Management Service approval.

(b)	BHP Billiton sold its interests in the Green Canyon 18 and 60 fields with effect from January 16, 2006.
(c)	BHP Billiton completed the sale of its interest in Moranbah Coal Bed Methane in September 2006 quarter.
(d)	LPG and Ethane are now reported as Natural Gas Liquids (NGL), consistent with petroleum industry practice. Product-specific conversions will be made and NGL will be reported in barrels of oil equivalent (boe). Comparative period information has been restated.
(e)	Total barrels of oil equivalent (boe) conversions are based on 6000 cf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT
						QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2005	2005	2006	2006	2006	2006	2005
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	689	663	717	694	704	704	689
Paranam, Suriname	227	219	228	247	253	253	227
Alumar, Brazil	112	130	130	131	121	121	112
Total	1,028	1,012	1,075	1,072	1,078	1,078	1,028

Sales
Worsley, Australia	584	710	709	672	666	666	584
Paranam, Suriname	203	249	213	244	236	236	203
Alumar, Brazil	107	121	130	147	108	108	107
Total (a)	894	1,080	1,052	1,063	1,010	1,010	894

ALUMINIUM
Production
Hillside, South Africa	172	177	174	177	177	177	172
Bayside, South Africa	41	46	46	46	49	49	41
Alumar, Brazil	45	45	44	44	44	44	45
Valesul, Brazil (b)	11	10	11	11	-	-	11
Mozal, Mozambique	65	66	65	66	67	67	65
Total	334	344	340	344	337	337	334

Sales
Hillside, South Africa	168	175	162	186	170	170	168
Bayside, South Africa	34	43	40	48	44	44	34
Alumar, Brazil	42	44	48	44	44	44	42
Valesul, Brazil (b)	11	12	10	11	-	-	11
Mozal, Mozambique	54	79	58	68	60	60	54
Total	309	353	318	357	318	318	309
Tolling Agreement (a)	23	22	22	38	24	24	23
	332	375	340	395	342	342	332

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.
(b)	BHP Billiton completed the sale of Valesul on 1 July 2006.

PRODUCTION AND SHIPMENT REPORT
							QUARTER ENDED
		SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
		2005	2005	2006	2006	2006	2006	2005
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	90,919	92,155	90,781	94,429	59,601	59,601	90,919
Sulphide ore milled (100%)	('000 tonnes)	22,255	22,161	21,843	21,473	18,257	18,257	22,255
Average copper grade	(%)	1.60%	1.58%	1.62%	1.63%	1.55%	1.55%	1.60%
Production ex Mill (100%)	('000 tonnes)	304.4	304.0	302.8	295.9	234.0	234.0	304.4

Production
Payable copper	('000 tonnes)	168.6	169.0	168.2	165.2	129.7	129.7	168.6
Payable gold concentrate	(fine ounces)	19,194	19,200	17,877	23,567	17,049	17,049	19,194
Copper cathode (EW)	('000 tonnes)	19.6	20.0	15.4	11.7	17.5	17.5	19.6
Payable silver concentrate	('000 ounces)	795	945	714	925	724	724	795

Sales
Payable copper	('000 tonnes)	169.4	160.7	184.4	158.6	133.8	133.8	169.4
Payable gold concentrate	(fine ounces)	19,294	18,145	20,159	22,627	17,778	17,778	19,294
Copper cathode (EW)	('000 tonnes)	19.3	19.4	16.7	11.5	14.2	14.2	19.3
Payable silver concentrate	('000 ounces)	803	892	802	891	752	752	803

Tintaya, Peru (a)
Material mined	('000 tonnes)	17,228	17,107	15,960	11,539	-	-	17,228
Sulphide Ore milled	('000 tonnes)	1,546	1,734	1,523	1,123	-	-	1,546
Average copper grade	(%)	1.33%	1.26%	1.26%	1.33%	-	-	1.33%

Production
Payable copper	('000 tonnes)	17.3	18.1	16.2	12.9	-	-	17.3
Payable gold concentrate	(fine ounces)	8,048	8,200	8,032	4,958	-	-	8,048
Copper cathode (EW)	('000 tonnes)	9.7	9.9	9.1	6.1	-	-	9.7
Payable silver concentrate	('000 ounces)	167	168	138	119	-	-	167

Sales
Payable copper	('000 tonnes)	17.0	19.4	15.1	12.0	-	-	17.0
Payable gold concentrate	(fine ounces)	6,783	8,376	8,016	5,079	-	-	6,783
Copper cathode (EW)	('000 tonnes)	10.3	9.8	8.3	7.1	-	-	10.3
Payable silver concentrate	('000 ounces)	161	207	127	109	-	-	161

(a) BHP Billiton sold Tintaya effective from June 1, 2006.

Cerro Colorado, Chile
Material mined	('000 tonnes)	16,696	17,107	17,926	18,258	16,334	16,334	16,696
Ore milled	('000 tonnes)	3,344	4,348	4,266	4,490	4,508	4,508	3,344
Average copper grade	(%)	0.79%	0.90%	0.94%	0.83%	0.80%	0.80%	0.79%

Production
Copper cathode (EW)	('000 tonnes)	14.5	21.5	28.1	30.0	30.0	30.0	14.5

Sales
Copper cathode (EW)	('000 tonnes)	15.0	19.7	24.4	34.5	27.9	27.9	15.0

Antamina, Peru
Material mined (100%)	('000 tonnes)	32,839	32,598	28,982	29,740	29,917	29,917	32,839
Sulphide ore milled (100%)	('000 tonnes)	7,367	8,349	7,549	7,196	7,581	7,581	7,367
Average head grades
- Copper	(%)	1.30%	1.36%	1.48%	1.45%	1.22%	1.22%	1.30%
- Zinc	(%)	1.04%	0.51%	0.62%	0.88%	0.87%	0.87%	1.04%

Production
Payable copper	('000 tonnes)	27.9	34.3	32.9	29.1	29.0	29.0	27.9
Payable zinc	(tonnes)	14,959	5,148	7,534	12,638	13,585	13,585	14,959
Payable silver	('000 ounces)	642	859	865	808	713	713	642
Payable molybdenum	(tonnes)	573	772	632	538	719	719	573

Sales
Payable copper	('000 tonnes)	30.7	35.5	30.5	25.6	33.9	33.9	30.7
Payable zinc	(tonnes)	13,203	7,894	9,634	7,638	14,224	14,224	13,203
Payable silver	('000 ounces)	669	813	750	505	713	713	669
Payable molybdenum	(tonnes)	538	751	697	627	719	719	538

Cannington, Australia
Material mined	('000 tonnes)	910	887	799	496	428	428	910
Ore milled	('000 tonnes)	772	850	809	589	478	478	772
Average head grades
- Silver	(g/t)	453	493	431	469	385	385	453
- Lead	(%)	9.9%	10.8%	9.8%	10.9%	10.7%	10.7%	9.9%
- Zinc	(%)	3.3%	3.5%	4.0%	4.1%	3.5%	3.5%	3.3%

Production
Payable silver	('000 ounces)	9,579	11,672	9,693	7,503	5,714	5,714	9,579
Payable lead	(tonnes)	64,873	77,187	68,754	55,507	48,977	48,977	64,873
Payable zinc	(tonnes)	14,188	18,780	20,885	14,926	10,426	10,426	14,188

Sales
Payable silver	('000 ounces)	9,078	11,972	9,061	8,516	5,010	5,010	9,078
Payable lead	(tonnes)	59,942	79,474	63,112	62,787	39,694	39,694	59,942
Payable zinc	(tonnes)	10,676	16,814	17,508	20,121	6,346	6,346	10,676

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,007	2,145	2,065	2,002	2,178	2,178	2,007
Ore milled	('000 tonnes)	2,345	2,430	2,343	2,517	2,043	2,043	2,345
Average copper grade	(%)	2.26%	2.32%	2.10%	2.10%	2.10%	2.10%	2.26%
Average uranium grade	kg/t	0.64	0.65	0.59	0.55	0.57	0.57	0.64

Production
Copper cathode (ER)	('000 tonnes)	44.2	48.6	43.1	50.5	38.4	38.4	44.2
Copper cathode (EW)	('000 tonnes)	4.9	4.9	4.0	4.1	3.2	3.2	4.9
Uranium oxide concentrate	(tonnes)	1,088	1,070	913	865	793	793	1,088
Refined gold	(fine ounces)	26,424	27,300	26,186	27,636	24,111	24,111	26,424
Refined silver	('000 ounces)	179	222	245	238	198	198	179

Sales
Copper cathode (ER)	('000 tonnes)	47.5	44.9	44.1	49.0	41.6	41.6	47.5
Copper cathode (EW)	('000 tonnes)	5.2	5.8	4.2	4.1	3.5	3.5	5.2
Uranium oxide concentrate	(tonnes)	879	1,287	992	1,183	620	620	879
Refined gold	(fine ounces)	21,192	26,369	27,300	27,375	23,233	23,233	21,192
Refined silver	('000 ounces)	144	254	178	320	188	188	144

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.2	2.1	2.1	2.1	2.1	2.1	2.2

Sales
Copper cathode (EW)	('000 tonnes)	2.3	2.6	2.6	2.6	2.6	2.6	2.3

PRODUCTION AND SHIPMENT REPORT
						QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2005	2005	2006	2006	2006	2006	2005
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,234	6,166	5,884	6,490	7,394	7,394	6,234
Goldsworthy Joint Venture	1,393	1,669	1,371	1,808	806	806	1,393
Area C Joint Venture	4,286	4,969	3,332	5,401	4,821	4,821	4,286
Yandi Joint Venture	8,409	8,372	8,561	8,854	8,504	8,504	8,409
Jimblebar (b)	1,645	1,569	1,549	1,607	1,490	1,490	1,645
Total (BHP Billiton share)	21,967	22,745	20,697	24,160	23,015	23,015	21,967
Total production (100%)	25,553	26,760	24,350	28,423	27,076	27,076	25,553

Sales
Lump	5,991	6,483	5,276	6,092	6,429	6,429	5,991
Fines	15,837	16,357	15,547	18,481	16,337	16,337	15,837
Total (BHP Billiton share)	21,828	22,840	20,823	24,573	22,766	22,766	21,828
Total sales (100%)	25,389	26,871	24,498	28,909	26,784	26,784	25,389

(a)	Iron ore production and shipments are reported on a wet tonnes basis.
(b)	From October 1, 2005 Jimblebar production is disclosed on an 85% saleable production basis, prior production is disclosed at 100%.

Samarco, Brazil
Production	1,881	1,865	1,802	1,955	1,988	1,988	1,881

Shipments	1,900	2,155	1,532	2,022	1,872	1,872	1,900

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,627	1,409	1,533	1,449	1,536	1,536	1,627
Goonyella	1,609	1,921	1,751	1,986	1,892	1,892	1,609
Peak Downs	1,250	1,186	1,095	858	1,202	1,202	1,250
Saraji	675	602	563	794	682	682	675
Norwich Park	759	678	550	675	631	631	759
Gregory Joint Venture	773	645	480	712	714	714	773
BMA total	6,693	6,441	5,972	6,474	6,657	6,657	6,693

BHP Mitsui Coal (b)
South Walker Creek	726	710	763	850	873	873	726
BHP Mitsui Coal total	726	710	763	850	873	873	726
Queensland total	7,419	7,151	6,735	7,324	7,530	7,530	7,419

Shipments
Coking coal	4,869	4,987	5,032	5,798	5,190	5,190	4,869
Weak coking coal	1,207	1,366	1,342	1,444	1,600	1,600	1,207
Thermal coal	579	403	482	581	344	344	579
Total	6,655	6,756	6,856	7,823	7,134	7,134	6,655

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,567	1,822	1,725	1,900	1,717	1,717	1,567

Shipments
Coking coal	1,190	1,457	1,508	1,292	1,366	1,366	1,190
Thermal coal	383	103	313	136	188	188	383
Total	1,573	1,560	1,821	1,428	1,554	1,554	1,573

MANGANESE ORE
South Africa
Saleable production (a)	566	529	532	673	644	644	566

Australia
Saleable production (a)	821	749	694	716	865	865	821

MANGANESE ALLOY
South Africa
Saleable production (a)	79	105	119	131	93	93	79

Australia
Saleable production (a)	60	60	54	44	60	60	60

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
							QUARTER ENDED
		SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
		2005	2005	2006	2006	2006	2006	2005
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,158	962	995	1,181	1,199	1,199	1,158

Production	('000 carats)	852	614	512	583	487	487	852

FERTILISER
Southern Cross Fertiliser Operations, Australia (a)
Production (b)	('000 tonnes)	244.9	252.6	222.5	141.3	84.3	84.3	244.9

Sales (b)	('000 tonnes)	175.5	221.2	200.4	304.4	41.6	41.6	175.5

(a)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.
(b)	Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
						QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2005	2005	2006	2006	2006	2006	2005
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	14,549	12,940	11,605	12,854	13,151	13,151	14,549

Sales
Export	5,436	6,273	5,658	4,271	5,168	5,168	5,436
Local utility	8,013	7,250	7,328	7,365	7,552	7,552	8,013
Inland	309	268	203	253	255	255	309
Total	13,758	13,791	13,189	11,889	12,975	12,975	13,758

New Mexico, USA
Production
Navajo Coal	2,238	2,252	2,305	1,471	1,778	1,778	2,238
San Juan Coal	2,323	1,813	524	2,420	1,689	1,689	2,323
Total	4,561	4,065	2,829	3,891	3,467	3,467	4,561

Sales - local utility	3,769	3,628	3,553	3,556	3,822	3,822	3,769

Hunter Valley, Australia
Production	2,568	2,045	1,897	2,636	2,766	2,766	2,568

Sales
Export	1,570	1,312	1,267	1,048	1,245	1,245	1,570
Inland	983	793	643	1,475	1,031	1,031	983
Total	2,553	2,105	1,910	2,523	2,276	2,276	2,553

Cerrejon Coal, Colombia
Production	2,332	2,237	2,341	2,406	2,398	2,398	2,332

Sales - export	2,170	2,087	2,116	2,387	2,336	2,336	2,170

PRODUCTION AND SHIPMENT REPORT
						QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2005	2005	2006	2006	2006	2006	2005
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.8	13.0	12.9	12.8	12.7	12.7	12.8

Sales	11.1	14.2	12.4	13.6	11.7	11.7	11.1

Yabulu, Australia
Production
Nickel metal	6.1	5.9	7.0	4.3	7.3	7.3	6.1
Cobalt	0.3	0.2	0.3	0.2	0.3	0.3	0.3

Sales
Nickel metal	6.3	6.6	6.9	4.9	6.0	6.0	6.3
Cobalt	0.4	0.3	0.4	0.3	0.4	0.4	0.4

Nickel West, Australia
Production
Nickel contained in finished matte	9.7	13.9	5.2	9.6	11.1	11.1	9.7
Nickel metal	15.5	16.2	15.1	14.9	13.4	13.4	15.5
Nickel production (a)	25.2	30.1	20.3	24.5	24.5	24.5	25.2

Sales
Nickel contained in finished matte	7.6	14.3	8.8	7.9	9.3	9.3	7.6
Nickel metal (b)	15.9	14.9	15.7	15.8	12.9	12.9	15.9
Nickel sales (a) (b)	23.5	29.2	24.5	23.7	22.2	22.2	23.5

(a)	In addition to the production and sales reported above, Nickel West also produced and sold 1.2 kt nickel in concentrate during the
	quarter ended 30 June 2006. There has been no production or sales of nickel in concentrate in the September 2006 quarter.
(b)	Comparative has been restated to exclude third party trading sales

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 October 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary